

May 19, 2011

Robert Melamede, Ph.D.
President and CEO
Cannabis Science, Inc.
6946 North Academy Boulevard
Suite B # 254
Colorado Springs, Colorado 80918

> **Re:** **Cannabis Science, Inc.**
> **Amendment No. 1 to Information Statement on Schedule 14C**
> **Filed May 13, 2011**
> **File No. 0-28911**

Dear Dr. Melamede:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Information Statement on Schedule 14C

General

1. We re-issue prior comment 1 from our letter to you, dated April 1, 2011. Please revise your information statement to include the following:
   - The tabular information regarding your securities, as contained in your response letter dated February 1, 2011;
   - The Commission's current address at 100 F Street NE, Washington DC; and
   - That the "higher price" referenced in your filing actually means a higher price for the Class A as compared to the Class B common stock, rather than a higher price in the absolute.

2. We note your response to prior comment 3 from our letter to you, dated April 1, 2011, that you are awaiting on the creation of the class A common shares prior to reserving a portion of the common class B shares for the potential conversion of such class A common shares. The table that you provided in number 2 of your response letter dated February 1, 2011 has a column titled "Immediately *After* The Creation of Class A Common Stock" (emphasis added). As such, the row corresponding to the "Issued" shares of Class B Common Stock should be revised to disclose "Issued or Reserved" and should include those shares reserved for issuance upon the potential conversion of such class A common shares.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Caroline Kim at (202) 551-3878 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Faiyaz Dean
        Dean Law Corp.
        Facsimile: (206) 493-2777